04 MAR 16 AM 7:21

ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SUPPL

04010596

Your reference File No. 82-5089
Our reference AC/eh
Date 03/11/2004

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following two press releases of March 10 and 11, 2004, respectively:

- "Proposals for the composition of the Board of Directors of Zurich Financial Services"
- "Zurich Financial Services Group appoints banks to lead USD 3 billion revolving credit facility"

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

Andres Christen

PROCESSED
MAR 16 2004
THOMSON
FINANCIAL

dlw 3/16

Enclosure

Media Release

04 MAR 16 AM 7:21

ZURICH
FINANCIAL SERVICES

Proposals for the composition of the Board of Directors of Zurich Financial Services

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, March 10, 2004 - The Board of Directors of Zurich Financial Services proposes to its shareholders the re-election of Messrs Lodewijk van Wachem for a one-year term, Philippe Pidoux for a two-year term, and Armin Meyer and Rolf Watter for three-year terms respectively. The re-election of Mr van Wachem at the Annual General Meeting on April 16, 2004 will enable the Board to entrust him with the Chairmanship for another year.

The Board of Directors is pleased to also propose to shareholders the election of a new member, Mr Thomas Escher, for a term of two years. After a long career with IBM, Thomas Escher joined UBS in 1996. He is currently a member of the Group Managing Board and head of information technology (IT) in the wealth management and business banking division of UBS. Mr Escher's extensive experience in the area of IT in a financial services environment is considered to be of great importance for the future development of the Group (see attached Curriculum Vitae).

Mr Markus Granziol has informed the Board of his intention to resign with effect as of the Annual General Meeting. In accepting his resignation, the Board of Directors expresses its high appreciation for his valuable contribution and wishes him all the best as he pursues his other activities.

ZURICH
FINANCIAL SERVICES

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 62,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN

ZURICH
FINANCIAL SERVICES

Curriculum Vitae

Thomas Konrad Escher (55) graduated in electrical engineering and in business administration from the Swiss Federal Institute of Technology (ETH) and joined IBM Corporation in 1974 as a marketing representative in New York. In 1985, he became a director of IBM Europe S.A, in Paris. In 1990, he took over as general manager of IBM Distribution and Support S.A. in Paris and Rome. In 1992, he became director of management consulting and chief information officer of IBM Switzerland and in 1995, general manager of IBM International Center for Asset Management in Zug. From 1996 until 1998, he was member of the executive management of Swiss Bank Corporation responsible for several regions in Switzerland and for information technology. In 1998, after the merger of Swiss Bank Corporation and Union Bank of Switzerland, he became head of IT in the division private clients and business banking of UBS AG as a member of the Group Managing Board. Since July 1, 2002 he heads IT in the wealth management and business banking division. Mr Escher is chairman of the Zurich Economic Society. He serves as a member of the board of several UBS companies and of the executive committee of the Institute of Information Management of the University of St. Gallen, Switzerland. Mr Escher has also been nominated to join the Board of Directors of Zurich Insurance Company.

Media Release

ZURICH
FINANCIAL SERVICES

Zurich Financial Services Group appoints banks to lead USD 3 billion revolving credit facility

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, March 11, 2004 – Zurich Financial Services Group (Zurich) has appointed ABN AMRO, Barclays Capital, BNP Paribas and Citigroup to act as joint bookrunners and mandated lead arrangers for a USD 3 billion revolving credit facility (split equally between 3 and 5 year tranches). The credit facility is for general corporate and back-up liquidity purposes and will replace Zurich's USD 1.5 billion syndicated facility established in May 1999.

The joint bookrunners will launch syndication of the facility among Zurich's core relationship banks later this month.

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 62,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN